EXHIBIT 5

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.'s 2007 First Quarter MD&A dated May 1, 2007 (available at http://www.bce.ca/data/documents/reports/en/2007/q1/2007q1-sr-en.pdf) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2007 FIRST QUARTER RESULTS

  Solid EBITDA growth from ARPU improvements contribute to increase in EPS
  Wireline segment tracking to plan, erosion rates declining
  Wireless net additions down, steady financial performance
  Customer service levels strengthening

MONTRÉAL, Québec, May 2, 2007 – Bell Canada’s improving wireline segment combined with further cost reductions led to steady financial performance as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the first quarter of 2007.

“Once again, we were able to deliver solid EBITDA growth and that contributed to an increase in earnings per share,” said Michael Sabia, President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada. “Overall, our wireline services held their own against competitors this quarter. There was less erosion in our local and long distance revenues and we had good performance in high-speed Internet. We also continued to deliver on our cost reduction goals. However, aggressive changes in our wireless strategy during the last quarter had a significant adverse impact on wireless subscriber growth.”

In this quarter, local line losses decreased due in part to winbacks and other initiatives in our residential and SMB units. These results support the Company’s expectation that residential local line losses will stabilize in 2007.

Bell achieved steady revenue increases in both its residential high-speed Internet and video services. The SMB unit also had solid revenue growth in Internet and VAS/VCIO services. The Enterprise unit achieved higher margins on customer deals won this quarter and contributed positively to EBITDA. However, demand in the enterprise data market remains a challenge.

In the wireless segment, net activations were 13,000 this quarter compared to 76,000 last year due primarily to lower postpaid gross activations and higher prepaid churn. Despite the lower level of activations, wireless revenues grew due to a $4 increase in ARPU which reflected pricing initiatives and growth in wireless data revenues of over 50%. Wireless EBITDA increased 23% and margins on network revenues increased by 4.1 percentage points due mainly to higher ARPU and lower subscriber acquisition costs.

“Although we’re pleased with the performance of our wireline segment, the challenges we encountered with wireless subscriber growth in Q4 extended into this quarter,” said George Cope, President and Chief Operating Officer of Bell Canada. “We continue to work toward striking a balance between achieving our fair share of gross activations while at the same time growing ARPU more cost effectively. New initiatives like Bell to Bell Calling and an improved handset line-up showed traction in March and April, but there is more to do.”

“We will continue to expand our handset line-up, improve our distribution effectiveness, introduce innovative promotions and pricing plans, promote our SOLO brand, and further enhance the quality of our network,” Mr. Cope said.

Bell’s continuing commitment to cost reduction yielded an additional $86 million of savings this quarter, on track with the target for 2007.

On customer service, Bell increased first call resolution by 3.6 percentage points from Q4 2006 to 78%, while the rate of missed appointments for wireline installations and repairs improved by 10% and 23% respectively compared to Q1 2006. For Internet customers, residential high-speed repair times improved by 69% over last year and service outages were reduced by 20% compared to Q4 2006. For video, customers in 86% of postal codes can now get next day service. For wireless customers, dropped call rates improved and contact center service levels were enhanced.

Progress was also made expanding Bell’s distribution channels. During the quarter, 10 new corporate stores were opened and 58 new retail partner locations were added.

Financial Highlights

In the first quarter of 2007, BCE changed its financial reporting to reflect the company’s simplified corporate structure and focus on Bell. Results of operations are now reported in four segments: Bell Wireline and Bell Wireless (collectively referred to as Bell), Bell Aliant and Telesat.

Also effective this quarter, the Company is including net benefit plans cost (including pension expense) in EBITDA(1), consistent with North American peers.

Bell’s revenues were $3,579 million in the first quarter, an increase of 0.4% compared to the same period last year. BCE’s revenues were $4,385 million this quarter, up 1.0% due to higher revenues at Bell, Bell Aliant and Telesat.

Operating income of $711 million for Bell and $917 million for BCE this quarter reflected increases of 8.7% and 7.4% respectively compared to the same period last year. In each case, lower restructuring costs and higher EBITDA more than offset higher amortization expenses.

Bell’s EBITDA grew this quarter by 4.0% to $1,379 million due to ARPU growth, lower subscriber acquisition costs for wireless and lower pension expenses, more than offsetting the continued erosion of higher margin legacy voice and data services. BCE’s EBITDA this quarter grew by 2.5% to $1,740 million due to EBITDA growth at Bell.

BCE reported cash from operating activities of $967 million this quarter, or 2.0% higher than last year. Free cash flow(2) (FCF) this quarter was negative $159 million compared to FCF of negative $23 million last year, due primarily to an increase in capital expenditures of $141 million related mainly to wireless and FTTN network expansion and service quality programs.

BCE’s net earnings per share (EPS) was $0.62 for the quarter compared to $0.52 for the same period last year. The increase relates to higher EBITDA and a lower base of BCE common shares outstanding. The increase also reflects a dilution gain on the privatization of the Bell Nordiq Income Fund.

EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(3), the figure used for financial guidance purposes, was $0.52 in the quarter, compared to $0.49 in the same period last year reflecting higher EBITDA and a lower base of BCE common shares outstanding.

Operational Highlights

On April 4, 2007, the Canadian government established new criteria relating to forbearance of residential and business local exchange services, which will accelerate the pace of forbearance in local exchange markets which meet the new criteria. Forbearance will provide Bell with the flexibility to bundle and package local telephony services with other non-regulated services. On April 11, 2007, Bell applied for forbearance in six major Canadian cities in Ontario and Québec and is expecting decisions from the CRTC in Q3, 2007. On May 1, 2007, Bell applied for forbearance in additional local exchanges outside the six major cities. In addition, this regulatory change has eliminated the restrictions on customer winbacks and other promotions effective immediately.

On April 30, 2007, the CRTC established new pricing rules governing the rates charged by large telephone companies for local telephone services in areas which remain regulated. These new rules come into effect on June 1, 2007. They reflect a more market-based approach to regulation and provide Bell with greater flexibility.

Bell Wireline Segment

The Bell Wireline segment performed well against plan this quarter as the rate of revenue erosion in local and long distance improved and it achieved the first quarter of reduced year over year local access line (NAS) losses since the launch of competing services by cable companies.

  For the quarter, Bell Wireline revenues decreased by 2.2% to $2,638 million as gains in video, high-speed Internet and VAS/VCIO revenues were more than offset by legacy revenue erosion and a decline in ICT sales.
  Bell Wireline operating income decreased 4.6% to $416 million due to the loss of high-margin legacy services and higher amortization expenses.
  Local and access revenue erosion was curtailed for the second quarter in a row, but revenues declined by 5.3% to $910 million due mainly to the loss of NAS and related line features to cable competitors.
  NAS declines of 107,000 this quarter were an improvement over the decline of 133,000 in Q1 2006 due to fewer losses in our residential unit as a result of an increase in customer winbacks as well as higher wholesale demand and moderating losses in our SMB unit. This was the first quarter of reduced year over year NAS losses since the launch of competing services by cable companies.
  Long distance revenue declined 9.1% to $310 million compared to last year due to NAS erosion and substitution to wireless and the Internet. However, the rate of decline of long distance revenue has been steadily improving since Q1 2006 due to various pricing actions. Long distance continues to face competitive pricing pressures, particularly in enterprise and wholesale markets.

  Data revenues increased 0.7% this quarter to $893 million due to growth in Internet revenues, higher IP Broadband revenues and higher VAS/VCIO sales to SMB customers partly offset by the further erosion of legacy data services and lower enterprise ICT sales.
  Fiber-to-the-node rollout continued this quarter, increasing the number of neighbourhood nodes deployed by 180 to 3,792.

High-speed Internet

  Total subscribers grew by 10.3% to 1,941,000.
  Net additions of 43,000 subscribers, were up 16.2% over last year, reflecting the success of hardware offers, including PC Fusion and LCD Monitor programs, improved performance in the Québec market, as well as a new low in churn.
  Portal revenues increased by 33%.
  Sympatico / MSN had 19.8 million unique visitors this quarter, representing 87% of online Canadians.
  Sympatico / MSN also had 75 million video streams, or four and half times more than last year.

Video

  First quarter revenues were up 13.4% from last year to $314 million.
  ARPU increased by $4 to $57.
  EBITDA grew by 34.1% to $55 million with EBITDA margin increasing by 2.7 percentage points to 17.5%.
  Total subscribers increased by 4.9% to reach 1,824,000.
  The net addition of 4,000 subscribers this quarter was lower than the 12,000 recorded last year due to decreased sales through independent retail channels and slightly higher churn at 1.1%.
  Bell remains Canada’s leading digital TV and HD provider.

Bell Wireless Segment

In the first quarter, the Bell Wireless segment had significantly lower net additions than last year while its financial performance was steady.

  Bell Wireless revenues grew 8.1% this quarter due to higher ARPU and a larger subscriber base, partly offset by lower handset sales. Wireless network revenues increased by 11.9%.
  Operating income for Bell Wireless increased by 35% to $295 million reflecting higher revenues, lower total subscriber acquisition costs and lower customer retention and handset upgrade costs.
  With higher ARPUs and lower subscriber acquisition costs, Bell Wireless EBITDA increased 22.7% to $405 million and EBITDA margins on network revenues increased 4.1 percentage points to 45.7%.
  Blended ARPU increased by $4 to $52 while postpaid ARPU and prepaid ARPU increased by $3 and $2 to $64 and $15, respectively. Wireless data revenue growth of over 50% contributed to the increases.
  Blended churn was unchanged year over year at 1.6% with postpaid churn decreasing to 1.2% from 1.3% while prepaid churn increased to 2.9% from 2.5% reflecting a change in the prepaid deactivation policy to better align with industry practice.
  The Bell Wireless customer base increased by 5.5% to 5,821,000. This total reflects the removal of 146,000 non-revenue generating customers from the prepaid subscriber base at the beginning of the year as a result of a change in the prepaid deactivation policy.

  Total gross activations were 296,000, down 13.5% from last year due to lower postpaid activations caused by weaker sales, fewer promotional incentives, a stricter credit policy for new activations and new handset introductions by our competitors.
  Total net activations were 13,000 this quarter compared to 76,000 in Q1 2006 due to lower postpaid gross activations and higher prepaid churn.
  The outlook for growth of wireless customers in 2007 is now in the 4%-6% range rather than the 8%-10% range originally expected given the level of additions this quarter and the recent termination of a significant public sector contract that will increase the level of deactivations as the individual service agreements under the overall public sector contract expire.
  Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers.
  Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell’s ownership position.
  Bell’s high-speed Evolution, Data Optimized (EVDO) network now has a footprint covering approximately 60% of the Canadian population.
  Bell began the Rev A overlay to the EVDO network which will enable peak download speeds of more than 3 Mbps.
  Introduced Canada’s thinnest handset, the Samsung m610, and announced that the BlackBerry 8830 World Edition smartphone, the first CDMA BlackBerry to support international roaming on GSM/GPRS networks will be available this summer.

Bell Aliant Regional Communications

Bell Aliant’s revenues increased 3.4% in the first quarter to $851 million due to growth in Internet, data and information technology (IT) services. Operating income increased 4.7% to $177 million due to lower amortization expense which offset lower EBITDA from higher expenses related to growth in IT revenues and higher labour costs.

Telesat

Telesat’s revenues were $122 million in the first quarter, up 3.4% over the previous year, due to growth of its two-way broadband service and its TeliproTM IP-based network satellite solution. Operating income was $38 million, down 2.6% due to higher expenses associated with higher sales.

The determination of the use of the proceeds from the sale of Telesat will be dependent on the outcome of the review of strategic alternatives announced by the Company on April 17, 2007.

Normal Course Issuer Bid (NCIB)

To date, BCE has purchased and cancelled 7.3 million shares related to its 2007 NCIB program. That program which began on February 9, 2007 was intended to purchase for cancellation up to 40 million, or 5% of BCE’s outstanding common shares. This program has been suspended pending the review of strategic alternatives.

Outlook

Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2007 guidance.

Guidance 2007E(i)

Bell
Revenue growth	3% - 5%
EBITDA growth	4% - 6%
Capital intensity	16% - 17%
BCE Inc.
EPS growth (ii)	4% - 7%
Free cash flow	$700M - $900M

BCE confirmed the 2007 financial guidance above. However, it expects to achieve the lower end of the guidance range for Revenue and EBITDA growth.

(i) Bell’s 2007 financial guidance for revenues, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii) Before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant. Assumes completion of the normal course issuer bid for the repurchase of approximately 5% of BCE Inc.’s outstanding common share announced on February 6, 2007. However, pending completion of BCE Inc.’s strategic alternatives review, purchases under the normal course issuer bid have been suspended.

Notes

The information contained in this news release is unaudited.

(1) The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. Please refer to the section of the BCE 2007 Q1 MD&A entitled “Non-GAAP Financial Measures” for a reconciliation of EBITDA to operating income. For 2007, we expect growth in operating income to be between 13% to 15% for Bell Canada excluding Bell Aliant.

(2) The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. Please refer to the section of the BCE 2007 Q1 MD&A entitled “Non-GAAP Financial Measures” for a reconciliation of free cash flow to cash from operating activities. For 2007, BCE expects to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.6 billion to $5.8 billion less capital expenditures, total dividends and other investing activities.

(3) The term net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. Please refer to the section of the BCE 2007 Q1 MD&A entitled “Non-GAAP Financial Measures” for a reconciliation of net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant to net earnings applicable to common shares on a total and per share basis.

Call with Financial Analysts

BCE will hold a conference call for financial analysts to discuss its first quarter results on Wednesday, May 2 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis.

To participate, please dial (416) 641-6105 or toll-free 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering passcode 3220130#. This conference call will also be webcast live and archived for 90 days on BCE’s website at: http://www.bce.ca/en/investors/investorevents/quarterlyresults/. The mp3 file will also be available for download on this page shortly after the call.

Call with Media

BCE will also hold a conference call for the media to discuss its first quarter results on Wednesday, May 2, 2007 at 2:00 p.m. (Eastern).

To participate, please dial (514) 861-0443 or 1-866-542-4238 shortly before the start of the call. A replay will be available for one week. To access the replay, please dial (514) 861-2272 or 1-800-408-3053 and enter passcode 3221297#.

To sign up for an RSS feed of BCE’s corporate and financial news, please click here: http://bce.ca/en/news/rss/index.php.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this press release represent the expectations of BCE Inc., Bell Canada and their respective subsidiaries, joint ventures and associated companies (collectively we, us, our or BCE) as of May 2, 2007 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Material Assumptions

A number of Canadian economic and market assumptions were made by BCE in making forward-looking statements for 2007 contained in this release, including but not limited to: (i) Canadian GDP growth in 2007 to be essentially in line with GDP growth in 2006, consistent with estimates by the Conference Board of Canada, (ii) the Bank of Canada prime rate and the Consumer Price Index, as estimated by Statistics Canada, to decline from their 2006 year-end levels, (iii) growth in the overall Canadian telecommunications market revenues in 2007 to be in line with Canadian GDP growth, (iv) revenues of the residential wireline voice telecommunications market in Canada to continue to decrease in 2007 due to wireless substitution, competition and other factors including the Internet, (v) intense wireline competition in both the business and residential telecommunications markets in Canada to continue in 2007 mainly from cable companies, and (vi) the 2007 revenue growth rates of the Canadian wireless and video industries to be in line with 2006 and the 2007 revenue growth rate of the Canadian Internet market to be slightly lower than 2006.

In addition, BCE Inc.’s and Bell Canada’s 2007 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell Canada (excluding Bell Aliant) is based on certain assumptions concerning Bell Canada, including but not limited to: (i) revenue growth estimates for 2007 being based upon an assumption of increasing average revenue per unit (“ARPU”) across various lines of service, (ii) a wireless subscriber growth rate of 4% to 6%, a video subscriber growth rate of 5% to 7% and a high-speed Internet subscriber growth rate of 8% to 10%, Bell Canada’s residential network access services (NAS) losses to stabilize in 2007 compared to 2006, (iv) Bell Canada’s 2007 total net benefit plans cost, which assumes a discount rate of 5.3%, expected to be approximately $325 million, (v) the funding of our total net benefit plans in 2007 estimated to be approximately $300 million, (vi) Bell Canada’s capital intensity in 2007 being estimated to be in the 16% to 17% range, and (vii) 2007 productivity improvements at Bell Canada estimated at approximately $450 million.

Our guidance related to BCE Inc. is based on certain assumptions, including but not limited to: (i) in 2007, BCE to incur restructuring costs in the range of $100 million to $150 million, (ii) amortization expense for 2007 in the range of $3,200 million to $3,300 million, (iii) BCE’s effective tax rate in 2007 to be approximately 26%, (iv) no significant escalation in cash taxes in 2007 as we accelerate the use of Bell Canada’s R&D tax credits, and (v) EPS for 2007 to be positively impacted by the planned repurchase of common shares under BCE Inc.’s normal course issuer bid for approximately 5% of its outstanding common shares. However, pending completion of BCE Inc.’s strategic alternatives review, purchases under the normal course issuer bid have been suspended.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of the related guidance and other forward-looking statements made at the date of this press release, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks that Could Affect our Business and Results

Risk factors that could cause actual results or events to differ materially from current expectations include, among other things: the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the increase in wireless competitive activity that could result from Industry Canada’s consultation concerning the possible licensing of additional wireless spectrum; the potential adverse impact on our business of wireless number portability; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects; our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services; our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend; our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions; potential legislation restricting in-vehicle use of cell phones; the availability and cost of capital required to implement our business plan and fund capital and other expenditures and the material adverse impact that BCE Inc.’s strategic alternative review process may have on such availability and cost of capital; that the proposed disposition of Telesat is subject to approvals and other closing conditions, and the adverse impact on BCE’s liquidity should this transaction not be completed at all or as proposed; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; increased pension fund contributions; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and associated companies to pay dividends or otherwise make distributions to it to service BCE Inc.’s indebtedness and to pay associated dividends; BCE Inc.’s ability to maintain its dividend policy; the impact of Bell Aliant’s performance and the tax treatment of income trusts on Bell Aliant’s ability to make cash distributions to its unitholders; stock market volatility; our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions; the potential for licences on which we rely to provide services to be revoked or not renewed when they expire; launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to the sections entitled “Competitive Environment”, “Regulatory Environment” and “Assumptions and Risks Underlying Our Forward Looking Statements” of BCE Inc.’s 2006 annual MD&A contained on pages 39 to 55 of the Bell Canada Enterprises 2006 Annual Report filed by BCE Inc. with the U.S. Securities and Exchange Commission (SEC), under Form 40-F (available at www.sec.gov), and with the Canadian securities commissions (available at www.sedar.com), as updated in BCE Inc.’s 2007 First Quarter MD&A (BCE 2007 Q1 MD&A) in the sections entitled “Updates to Regulatory Environment” and “Assumptions and Risks Underlying Our Forward Looking Statements” of BCE Inc.’s 2007 First Quarter Shareholder Report filed by BCE Inc. with the SEC under Form 6-K (also available at www.sec.gov) and with the Canadian securities commissions (also available at www.sedar.com). Both the BCE 2006 annual MD&A and BCE 2007 Q1 MD&A are incorporated by reference in this news release and are also available on BCE Inc.’s website at http://www.bce.ca/en/investors/financialperformance/corporatefinancial/bce/

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

For inquiries, please contact:

Pierre Leclerc	Thane Fotopoulos
Bell Canada, Media Relations	BCE, Investor Relations
514 391-2007	514 870-4619
1 877 391-2007	thane.fotopoulos@bell.ca
pierre.leclerc@bell.ca